EXHIBIT (a)(1)(iii)

I am pleased to announce that EDMC’s shareholders recently adopted a new equity incentive plan, the “Education Management Corporation 2012 Omnibus Long-Term Incentive Plan,” and approved amendments to our existing plans to enable us to make a one-time Stock Option Exchange Offer to you.

The Exchange Offer will provide an opportunity for eligible option holders to exchange their existing EDMC stock option grants – which have exercise prices in excess of current market prices – for new grants of replacement stock options having an exercise price in line with current market prices for our stock. The exercise price for those new stock options will be determined based on the NASDAQ closing price for our stock on the date that the Exchange Offer ends. For a sense of the potential change in the exercise price of outstanding options, yesterday’s closing price for our stock on NASDAQ was $3.32 as compared to the weighted average exercise price of all outstanding options as of July 31, 2012 of $14.83. If you choose to participate, the new options that you receive will be subject to the terms and conditions of the new 2012 Omnibus Long-Term Incentive Plan, which are largely similar to the terms of the Company’s 2009 Omnibus Long-Term Incentive Plan.

I want to make it clear that the Exchange Offer is voluntary and will be available to all option holders who are employed by EDMC (or otherwise eligible to receive grants under the 2012 Omnibus Plan) on the first day that the Exchange Offer becomes available and remain as such on the date that the Exchange Offer ends.

If you are eligible to participate in the Exchange Offer, you will receive additional Offer materials that include information regarding the Exchange Offer and will describe, among other things:

•	The specific Exchange Offer timeline;
•	Why we are making the Exchange Offer;
•	What you must do in order to accept the opportunity to exchange your existing stock options or withdraw your previous decision to participate in the Exchange Offer; and
•	The manner in which we will determine the number of replacement options that you will receive if you participate in the Exchange Offer.

I strongly encourage you to read all of the Exchange Offer materials, including the offer to exchange and other related materials, when those materials become available, because they will contain important information about the Exchange Offer. The Option Exchange program does carry considerable risk. I hope you will thoroughly review the Exchange Offer documents sent to you, and I encourage you to seek guidance from your financial and/or tax advisor to help make the decision that is right for you.

Thank you for your leadership and all you do on behalf of our students. And regardless of your decision, I hope this Exchange Offer demonstrates the Company’s commitment to our mission and to retaining its leaders.